Exhibit 99.1

100 University Avenue, 9th floor
Toronto ON, M5J 2Y1
Date: March 3, 2014	www.computershare.com

REVISED

To: All Canadian Securities Regulatory Authorities

Subject: NORTH AMERICAN PALLADIUM LTD.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	February 18, 2014
Record Date for Voting (if applicable) :	February 18, 2014
Beneficial Ownership Determination Date :	February 18, 2014
Meeting Date :	March 28, 2014
Meeting Location (if available) :	Toronto ON
Issuer is sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON	656912102	CA6569121024

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.
Agent for NORTH AMERICAN PALLADIUM LTD.